Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Pubco, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

On July 21, 2025, Andrew Keys, Co-Founder and Chairman of Pubco, gave interviews with Bloomberg TV and CNBC TV.

Andrew Keys, Ether Machine co-Founder and Chairman, on “Bloomberg Technology”

Bloomberg TV

Caroline Hyde: Look, there’s another company set to access crypto for public markets, The Ether Machine. The firm is a combination of Dynamix and the Ether Reserve, creating an Ether Treasury with over 400,000 ether tokens. Here with more is Andrew Keys, Ether Machine Chairman, co-Founder. Andrew, there are a fair few companies doing this digital asset treasury play. Why are you the one to go with?

Andrew Keys: So we are not a buy and hold treasury. We are an institutional vehicle that is generating risk-adjusted returns, actively managing Ether. Ether is a productive asset, unlike Bitcoin. And having Ether on our balance sheet, we have to stake it and use it to participate in the decentralized financial economy, where we’re able to actively generate yield.

Caroline Hyde: Okay. You’re also not the only one that’s looking to bring yield. And think of what Bitcoin and others are doing out there. So how do you distinguish yourselves as the experience with which to allocate, the experience with which to drive yields? I know that your age old in the ETH space and a co-founder of Consensys, but well, the CEO of Consensys and the guy who co-founded ETH is backing another one.

Andrew Keys: Yeah. So we have amassed the Avengers of Ethereum. Our technology team is unparalleled in experience and the creation of proprietary technology to generate this yield. And basically, we’re able to outperform the exchange-traded funds that don’t have yield, and the ETP that are only able to participate 50% capacity in staking. And we are able to stake, which is the only thing that the ETFs would be able to do. Re stake, which is using Ethereum’s proof of stake mechanism to secure other middlewares and then use ether as pristine collateral in the DeFi economy to further generate additional yield.

Caroline Hyde: What’s interesting is, this is almost about a little bit of PR for the Ethereum ecosystem. More broadly, you talk about it catalyzing the ecosystem, and you’ve got some big institutional strategic players who’ve come on board with this particular initial announcement. I’m thinking Pantera, thinking Kraken, how long do they hold? How long do they stay with you after the SPAC is completed and you continue to trade?

Andrew Keys: So all of our capital partners, we believe, are long-term money. We had no fast money in this vehicle. And these are other people that believe that Ethereum is essentially the next generation of the internet. With Bitcoin, you have one asset that is moving on that ledger, the Bitcoin. With Ethereum, you can have and tokenize infinite assets such as stablecoins, real-world assets like parcels of lands, stocks, bonds, derivatives and with those tokenized assets, you can deploy them into what are called smart contracts. So arbitrarily complex legal agreements. And we believe that Ethereum is in the earliest innings of the next generation of the internet.

Caroline Hyde: It’s interesting that Ether has so lagged Bitcoin as an institutional play, though. And we just think in the recent years we have seen it just not perform in the way that Bitcoin has as an institutional asset. But now you get the GENIUS Act potentially going to give more regulatory clarity. Now you get the bet on DeFi. How do you think though it can perform against Solana or other rival protocols? Briefly.

Andrew Keys: So Ethereum is the largest beneficiary of these regulatory tailwinds because Ethereum is where these assets reside. 90% of stablecoins and high-quality liquid assets reside on Ethereum, whereas only 10% are splayed between the other blockchains. And furthermore, we believe that Ethereum is poised to have essentially what we call a gravitational pull, where more of these assets are going to be settled on top of Ethereum.

Caroline Hyde: Andrew Keys, Ether Machine Chairman, thanks for joining.

Andrew Keys, Ether Machine co-Founder and Chairman on “Squawk Box”

CNBC TV

Andrew Ross Sorkin: Welcome back to “Squawk Box.” A newly formed entity called the Ether Machine has entered into a business combination this morning, an agreement with a special purpose acquisition company called Dynamix to go public. The purpose of all this, creating an institutional Ethereum platform that is aimed at managing one of the largest Ethereum balance sheets out there. Joining us right now is Andrew Keys, co-Founder and Chairman of the Ether Machine. Good morning to you. This is sort of a fascinating transaction and a new, fascinating public entity, if you will. It gives access to public shareholders or public investors into the Ethereum world without actually buying Ethereum directly. I want to understand sort of the mechanics and idea behind it, and then I want to dig in to how it all works.

Andrew Keys: Well, first, thank you all for having me. Appreciate being here. So I think before we even get to the ether machine, we should probably talk about Ethereum, Bitcoin, which you all know and love, has one asset on it. Bitcoin that can be moved from peer to peer. But Ethereum can tokenize any asset. And with that we’re seeing product market fit with stablecoins. So the majority of stablecoins are being generated on top of Ethereum, and Ethereum is able to embed any type of digital asset a bar of gold, a barrel of oil, a stock, a bond, a derivative, and then embed those into digital legal agreements. And in doing so, you’re able to expedite the velocity of money. You can have employment contracts that get paid by the minute as an example.

Andrew Ross Sorkin: So but just to understand, let’s just talk about this particular transaction. There’s a blank check company. A SPAC effectively. And then there’s your business. And you have something like 600 plus million dollars’ worth of Ethereum, which is from your own personal balance sheet that’s going into this vehicle.

Andrew Keys: Correct. I wanted to lead by example. I’m not going to recommend anyone do something that I wouldn’t do. And we are going to actively manage ether for institutional and retail investors and generate the highest possible yield within.

Andrew Ross Sorkin: Why would somebody invest in and buy shares in this company, which effectively could be like, could I call this a MicroStrategy for Ethereum? I don’t know if that’s a fair way, but why would I buy this company as opposed to just going off and buying Ethereum?

Andrew Keys: Great question. MicroStrategy is a buy and hold because Bitcoin doesn’t have intrinsic yield to it. Ether is a productive asset. So we can generate yield by staking and participating in the decentralized financial economy.

Andrew Ross Sorkin: For those who don’t know what staking is, just explain it to the audience.

Andrew Keys: Staking is generating yield by securing the network and processing transactions. So in Bitcoin you have a proof of work mining where you have hardware, real estate and electricity that you have to spend. Ethereum doesn’t need any of the hardware, real estate and electricity and does it much more efficiently through proof of stake. And we can generate yield intrinsically within ether.

Andrew Ross Sorkin: One of the things about MicroStrategy, for example, is it is a levered vehicle, if you will. Will this be a “levered vehicle” you leverage up to buy more Ethereum?

Andrew Keys: We do have the ability to access the debt markets and the equity markets. And that’s one of the advantages to a public vehicle.

Andrew Ross Sorkin: And so again though, go back to the, I could go buy some Ethereum on Coinbase if I wanted to. Or I could buy shares in this new venture.

Andrew Keys: So if one were to purchase ether, that would be like having a stock, or the ETF right now without access to the dividend. Ether produces yield if it’s properly managed.

Andrew Ross Sorkin: And that’s what you call the Ether Machine.

Andrew Keys: Yes. And so the ETFs right now don’t generate yield because they don’t enable staking. And we’re able to enable staking. And we’re able to do other additional risk management on top of that.

Andrew Ross Sorkin: There has been some commentary, I think, from Larry Fink or others that you might start to see ETFs that actually can do some of the things you’re talking about.

Andrew Keys: So we believe that they will eventually be able to enable staking, but we don’t think that they’ll be able to stake at full capacity. And then furthermore, they’re not going to be able to participate in the active management of the decentralized financial economy. So this is Ethereum staking plus participation in the DeFi economy.

Andrew Ross Sorkin: So you’re an Ethereum guide. You own Bitcoin.

Andrew Keys: I do not own Bitcoin. None. I’d rather have an iPhone than a landline.

Andrew Ross Sorkin: Ooh. Is that. That’s like a sick burn, the kids might say. But the sick burn is. The Bitcoin has done a lot better than Ethereum over the last decade.

Andrew Keys: That’s wrong. Ethereum has 50x Bitcoin over the last decade. If the price of ether per Bitcoin over the last decade is materially improved. Over the last decade since Ethereum started, you would be 50x wealthier had you owned Ether...

Joe Kernen: Because it didn’t include the previous ten years? Or are you talking about just the last ten.

Andrew Keys: Since inception of ether.

Joe Kernen: No, I know..

Andrew Keys: So since the genesis block of Ethereum, if you...

Joe Kernen: But if you go from the original price of ether to where it is now and go back to $0.50 for Bitcoin to where it is now.

Andrew Keys: Well, that’s not the last ten years.

Joe Kernen: That’s what I said. It’s not just - you’re going to go back.

Andrew Keys: The only time you could have it was since the origination of Ethereum. It’s materially outperformed.

Andrew Ross Sorkin: Let me ask you a different question. Just about the GENIUS Act. How much of that changes this?

Andrew Keys: So the largest beneficiary of the GENIUS Act is Ethereum, because the majority of stablecoins are deployed on top of Ethereum. Ethereum is experiencing power law dynamics, where 90% of tokenized assets and stablecoins are deployed on Ethereum. Similar to the parallel dynamics of Google, where 90% of searches happen with Google and Yahoo gets a small percentage or Bing gets 1%.

Andrew Ross Sorkin: What do you think the biggest risk is to this new business of yours and to Ethereum itself, which is to say, how much do you worry about some other coin or other kind of tokenization effort competing with Ethereum?

Andrew Keys: I don’t worry about that, because I think that Ethereum is the only blockchain that is able to be a substrate for the decentralized global economy. Due to the robustness, it’s the only one with multiple clients and the ability to actually handle global throughput.

Andrew Ross Sorkin: Andrew, thank you. It’s interesting. It’s fascinating. It’s a it’s a new one. So thank you for coming in this morning.

Andrew Keys: Thank you all. Okay. Cheers.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com .

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the Private Placement Investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.